UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU’s SHAREHOLDERS’ MEETING

(Santiago, Chile, March 26, 2013) – The Board of Directors, upon meeting, resolved to summon the Regular Shareholders’ Meeting to take place on the 10th of April, 2013, at 12.00 o’clock Chilean time, in the “Sala de Arte”, located on the first floor of the CCU building, Avenida Vitacura 2670, Las Condes, Santiago. The agenda of the matters to be informed and resolved by the Shareholders’ Meeting is the following:

1.	Account of the Chairman.
2.	Approval of the Annual Report, Financial Statements and External Auditors’ Report corresponding to the fiscal year ended on December 31, 2012.
3.	Distribution of the profits accrued during fiscal year 2012 and dividend payment.
4.	Dividend policy presentation and procedures to be used in the distribution of dividends.
5.	Determination of the Board of Directors member’s remuneration for the fiscal year 2013.
6.	Determination of the Committee of Directors budget and remuneration for its members for the fiscal year 2013.
7.	Determination of the Audit Committee budget and remuneration for its members for the fiscal year 2013.
8.	External Auditors appointment for the 2013 fiscal year.
9.	Account on the activities of the Committee of Directors’ during fiscal year 2012
10.	Account on operations with related entities according to Article 147 of the Chilean Law 18,046.
11.	Review all other matters that are of the interest of the Company and subject to the General Shareholders Meeting's competence pursuant to applicable law and the Corporation's by-laws.

The documents that support the options of the Shareholder’s votes that may arise during the meeting, including the information that underlies the proposed external audit firms, can be found on the website www.ccu.cl, in the Investor Relations section, on the third business day before the meeting. Copies may also be obtained from the Legal Department of the company, located at Avenida Vitacura No. 2670, 25th floor, Las Condes, Santiago, from 9:00 to 14:00 and 15:00 to 17:00.

CCU is a diversified beverage company operating principally in Chile, Argentina and Uruguay. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water and nectars producer, the largest pisco distributor and also participates in the HOD, rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Compañía Pisquera Bauzá S.A..

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: March 27, 2013